UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number 001-33129

Allot Ltd.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) filed by Allot Ltd. (the “Company”) consists of the Company’s: (i) condensed consolidated financial statements for the six months ended June 30, 2025, which are attached hereto as Exhibit 99.1 and are incorporated by reference herein; and (ii) management's discussion and analysis of financial condition and results of operations for the six months ended June 30, 2025, which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

This Form 6-K, including its exhibits, is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-264202 and 333-286174) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2022 and March 27, 2025, respectively, and Form S-8 (File Nos. 333-140701, 333-149237, 333-159306, 333-165144, 333-172492, 333-180770, 333-187406, 333-194833, 333-203028, 333-210420, 333-216893, 333-223838, 333-230391, 333-237405, 333-254298, 333-263767, 333-270903, 333-278607 and 333-285268) filed with the SEC on February 14, 2007, February 14, 2008, May 18, 2009, March 2, 2010, February 28, 2011, April 17, 2012, March 21, 2013, March 27, 2014, March 26, 2015, March 28, 2016, March 23, 2017, March 22, 2018, March 19, 2019, March 26, 2020, March 15, 2021, March 22, 2022, March 28, 2023, April 10, 2024 and February 26, 2025, respectively.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Condensed consolidated financial statements of Allot Ltd. and its subsidiaries for the six months ended June 30, 2025.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

September 30, 2025	By:	/s/ Liat Nahum
Liat Nahum
Chief Financial Officer